CLANCY CORP.

2nd Floor, BYD, No. 56, Dongsihuan South Road,

Chaoyang District, Beijing, China

August 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re: Comment Letter from Staff of Securities and Exchange Commission

Dated August 3, 2022

Clancy Corp. (“Company”)

To Whom It May Concern:

This letter is responsive to the above referenced Comment Letter. The Company will include the following disclosures in its Annual Report on Form 10-K for Fiscal Year Ended July 31, 2022 (“2022 Form 10-K”) to be filed with the Securities Exchange Commission;

1. Your Comments #1 through #6. Our disclosure in Item 1 Business of the 2022 Form 10-K will state the following:

Our principal executive offices are located in China and a majority of our executive officers and/or directors are located in or have significant ties to China. To date, our operations in the PRC have been limited. Clancy Corp. a Nevada company, registered Shanghai Clancy Enterprise Management Co., Ltd. as a wholly foreign-owned entity in Shanghai, China on April 13, 2020 (Shanghai Clancy). Shanghai Clancy registered Beijing Clancy Information Technology Co., Ltd. (Beijing Clancy) as a wholly-owned subsidiary in Beijing on April 24, 2020. Unless the context indicates otherwise, all operations are conducted by Beijing Clancy, however shareholders will own an interest in Clancy Corp, the US domiciled company.

Clancy Corp

(a Nevada company)

↓ 100%

Shanghai Clancy Enterprise Management Co., Ltd.

(a Shanghai company)

↓100%

Beijing Clancy Information Technology Co., Ltd.

(a Beijing company)

Nonetheless, investors should be aware that legal and operational risks due to our operations in the PRC. Depending on the nature of our business and/or operations, the PRC government may exert a significant amount of control and/or regulation on the PRC operating entity. This regulation and/or control could result in a material change our company’s post-combination operations and the value of common stock held by investors. It also could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, it could cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

As such, with respect to our future business, we will avoid any business restricted by the PRC, that is involving “Important Industry,” “National Economic Security,” a “well-known trademark,” or a “Chinese traditional brand.” Foreign ownership of these type of PRC companies require approval by the PRC authorities. Typically, these types of companies are acquired by foreign entities (without PRC approval) using a variable interest entity (VIE) structure whereby contractual agreements are entered into between the foreign acquiring company (or its subsidiary) and the PRC operating entity, however, the PRC operating company never becomes a direct subsidiary of the foreign acquiring company. Notwithstanding the forgoing, nonetheless the Company will face numerous risks and uncertainties with respect to any operations in the PRC. PRC laws and regulations are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Generally, PRC has substantially less experience through its judiciary or the arbitration process as compared to the United States or the Cayman Islands. In addition, laws in the PRC are subject to change in the future with little advance notice which could negatively impact our future business and stock price

As stated above, we do not believe that we will be directly subject to these regulatory actions or statements, as we do not intend to have a VIE structure and any such business acquired will not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. However, because these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. See “Risk Factors – Risks Related to Doing Business in China.”

As we develop operations in the PRC, our business, financial condition, results of operations, prospects and certain transactions may be subject to economic, political and legal developments in the PRC. Unlike in the United States, the enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice; and the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers which could result in a material change in our operations and/or the value of our common shares. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors – Risks Related to Doing Business in China.”

 As of the date of this filing, based upon our understanding, we are not (i) required to obtain permissions from any PRC authorities to operate or issue our shares to foreign investors and (ii) subject to the permission requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) nor any other entity that is required to approve of our PRC subsidiaries’ operations. As of the date of this filing, we have not received, nor were we denied, such permissions by any PRC authority. If our determination that we are not subject to these regulatory requirements is incorrect or such requirements adversely change, foreign investors may be required to divest themselves of their investment and we may face sanctions, fines, or penalties from the PRC government and we may be required to divest our PRC operations, change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our common shares.

Moreover, as stated above, we will avoid businesses requiring a VIE structure under PRC regulations. As stated above, this type of VIE structure typically entails contractual agreements between the acquiring company (ie the Company) (or its subsidiary) and the PRC operating entity, however, at no time is the PRC operating company a subsidiary of the acquiring company.

Since we intend to use a direct ownership structure rather that a VIE structure, under PRC law, the Company will be able to distribute dividends, if any, from its operating PRC entity. The operating PRC subsidiary will be able to distribute dividends upstream to the parent company and the parent company will then be able to distribute the dividends to its shareholders on a proportionate basis, provided however, that the PRC subsidiary has distributable earnings. Current PRC regulations permit an operating subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each PRC subsidiarity will be required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of its registered capital. These reserves are not distributable as cash dividends. However, as of this date, we have not made any upstream transfers, dividends or distributions.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Jack Sharma CPA, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See “Risk Factors – Risks Related to Doing Business in China.” Although the audit report included herein was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our common shares may be delisted or prohibited from trading.

2. Your Comments #7 though #10. Our disclosures in Risk Factors in the 2022 Form 10-K will include the following risk factors:

RISK OF NEW REGULATIONS, SIGNIFICANT NEW GOVERNMENT OVERSIGHT IN CHINA. Investors should be aware that legal and operational risks exist with respect to our operations in the PRC. The PRC government may exert a significant amount of control and/or regulation on a PRC operating entity. This regulation and/or control could result in a material change of the company’s operations and the value of common stock held by investors. It also could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, it could cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we will be directly subject to these regulatory actions or statements, as we do not expect to have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

As stated herein, the Company does not intend to enter into a merger or acquisition involving these restricted industries, such as “Important Industry”, “National Economic Security”, a “well-known trademark”, or a “Chinese traditional brand” so as to avoid any regulation and/or approval by the PRC authorities. However, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Investors should be aware that PRC laws are subject to change without notice and any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could negatively impact our future business (including our ability to enter into a merger with a PRC company) and our stock price could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

UNCERTAINTIES WITH RESPECT TO THE PRC LEGAL SYSTEM COULD ADVERSELY AFFECT US. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention.

PERMISSIONS FROM THE PRC AUTHORITIES TO ISSUE OUR COMMON STOCK TO FOREIGN INVESTORS. While we intend to develop a business in one or more industries that are not highly regulated in the PRC, nonetheless, we may be face governmental regulation and scrutiny in the future from the PRC government. As of the date of this filing, we (1) are not required to obtain permissions from any PRC authority to operate or issue our common stock to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, if any, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

RISKS RELATED TO A FUTURE DETERMINATION THAT THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (THE “PCAOB”) IS UNABLE TO INSPECT OR INVESTIGATE OUR AUDITOR COMPLETELY. The audit report included herein was issued by Jack Sharma, CPA (“Auditor”) a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing the Auditor in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors' audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Common Stock being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Pursuant to the HFCAA, the PCOAB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition the PCOAB’s report identified the specific registered public accounting firms which are subject to these determinations. Our Auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

3. Your Comment #11. Our Response. The Company did conduct an assessment of the effectiveness of your internal control over financial reporting as of July 31, 2021. In this regard, we will file an amendment to our 2021 Form 10-K which will include a revised Item 9A. Controls and Procedures (“2021 10-K Amendment”).

4. Your Comments #12 and 13. Our response. Please see the attached revised audit report in draft form which will be filed in the 2021 10-K Amendment.

If further information is required with respect to this matter, please contact our attorney, Daniel H. Luciano. His telephone number is 908-832-5546 and email is dhl@dhlucianolaw.com.

Sincerely,

/s/ Xiangying Meng

Xiangying Meng

President